Exhibit 77(i)

Terms of New or Amended Securities

On May 23, 2012, the Board of Trustees of ING Senior Income Fund (the “Fund”) approved renewing the waiver of the entire service fee of 0.25% payable to ING Investments Distributor, LLC under the Service and Distribution Plan for Class B Shares of the Fund. The waiver is effective through July 1, 2013.